China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054
Tel: 86-029-82582632

December 27, 2007

VIA EDGAR

Ms. Yolanda Crittendon
Securities and Exchange Commission
Division of Corporation Finance
Mail Steop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Housing & Land Development
Form 8-K Filed December 20, 2007
File No. 000-51429

Dear Ms. Crittendon:

On behalf of CHINA HOUSING & LAND DEVELOPMENT, INC. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 20, 2007 (the “Comment Letter”) with respect to the Company’s Form 8-K dated December 14, 2007

For reference purposes, the text of the Comment Letter has been reproduced in bold and italics herein with responses below for each numbered comment.

Item 4.01 Form 8-K

Exhibit 16

We note the disclosure of a letter from your former independent accountant regarding its concurrence with the statements made by you in a report dated September 28, 2007. Please amend your filing to disclose a letter from your former independent accountant regarding its concurrence or disagreement with the statements made by you in the current report dated December 14, 2007, concerning the resignation of your principal accountant.

We will file an amendment to our Form 8-K to amend the letter from our former independent accountant regarding its concurrence or disagreement with the statements dated December 14, 2007.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at 86-029-82582632 or Howard H. Jiang of Baker & McKenzie, the Company’s outside legal counsel, at (212) 891-3982 (email: Howard.Jiang@Bakernet.com; fax: 212-310-1682).

Very truly yours,

/s/ Lu Pingji
Chief Executive Officer